Exhibit 99.1

Trust Matters

Code of Business Conduct and Ethics

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Table of contents	3

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Message from CEO Jim Smith

Dear Colleagues,

Our business depends on transparency and our determination to do the right thing. Our customers count on the accuracy of our information, the reliability of our systems and the integrity with which we operate. Trust is our currency.

This Code of Business Conduct and Ethics expresses our commitment to compliance and integrity with a renewed emphasis on the values and principles that define who we are. It lays out the expectations we all should have of ourselves and of each other, and it provides enhanced resources to guide our decisions.

We operate from an incredibly principled position. Our success depends on it.

Thank you for doing your part to always make us worthy of being The Answer Company.

Sincerely,

Jim Smith
President and Chief Executive Officer

Message from CEO Jim Smith	5

Trust matters

Thomson Reuters is built on a legacy of integrity and performance. For more than 150 years, we have delivered vital information and expertise that empowers customers all over the world. We use our many strengths to fulfill this purpose. However, if there is one single quality that binds, empowers and defines us more than any other, it is Trust.

We provide trusted answers in the dynamic global economy. Our customers depend on each of us, and we depend on each other. We can nurture and continue to earn this Trust, or damage it, through the actions we take and decisions we make every day as individuals and as a team.

We understand how our actions impact others, and therefore, we strive to do the right thing for the right reasons to generate the right outcome and make a positive difference for our customers, our shareholders and the communities where we do business.

When we rely on our values to consistently guide us, we ensure that Thomson Reuters lives up to the high expectations of customers and partners, paving the way for innovation, growth and continued success.

This Code of Business Conduct and Ethics is both a reflection and an extension of our values. It explains who Thomson Reuters is and what we stand for, and it reinforces what our predecessors, partners, colleagues and customers have always known: Trust Matters.

Our values and behaviors

Trust: We act with integrity and independence by holding ourselves and each other to be ethical and reliable in all we do. This means we:

●	Uphold the Trust Principles of integrity, independence and freedom from bias
●	Ensure accuracy and completeness in our delivery of products and services
●	Act ethically and with transparency
●	Show consistency between what we say and what we do

Partnership: We work together – with each other, with our customers and with industry partners – to deliver superior results and experiences. This means we:

●	Work with others to develop joint solutions and break down internal barriers
●	Assume positive intent in working with others. Our competitors are external
●	Share ideas and resources across the company for scale and impact. We all manage resources rather than own them
●	Build effective relationships with colleagues and industry partners to enable others to be successful

6	Trust matters

Innovation: We innovate to serve our customers, drive growth and win in dynamic business environments. This means we:

●	Try new things and learn from them; are curious

●	Act boldly and capture new opportunities by anticipating customer needs

●	Challenge the status quo to find better ways to do things

●	Speak up, share ideas and encourage others to do the same

Performance: We deliver results, excelling at work that positively impacts the world. This means we:

●	Own our results, act with urgency and make it happen

●	Reduce complexity

●	Excel at execution

●	Deliver and seek timely, candid and actionable feedback

Values and Behaviors

The Trust Principles

In observing this Code, we each must remember that the Thomson Reuters Trust Principles guide our behavior as individual employees and apply to everyone at Thomson Reuters. These principles are an asset that distinguishes Thomson Reuters, connects our content and serves as the foundation for the trusted answers that our customers need. The Principles are:

1.	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;
2.	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;
3.	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;
4.	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and
5.	That no effort shall be spared to expand, develop and adapt the news and other services and products so as to maintain its leading position in the international news and information business.

The Trust Principles

Trust matters	7

A global Code

With thousands of employees around the world, Thomson Reuters operates under a wide variety of laws and regulations. At times, we tailor our decisions and actions to specific facts and situations. But wherever we operate, our values and principles will not change. This Code underscores those values and principles while also providing a practical resource to check policies, guide decisions and help employees and others understand when and how to Seek Help.

By living our values and following the Code, we each can help spark innovation, build partnerships and drive performance. Our values and this Code help guide how we engage with our customers, our business partners, our colleagues and the communities where we work and live.

The Code applies to all employees, officers and directors of Thomson Reuters Corporation and our majority-owned or controlled subsidiaries, as well as to consultants, contractors, temporary employees and agents performing services for us or on our behalf (such as our business partners). Any third parties acting for or on behalf of Thomson Reuters should be made aware of their obligation to comply with the Code.

The Code applies in every country where we do business. If there is ever a conflict between this Code and local laws and/or supplemental policies that apply to our job, we must comply with the most restrictive requirement. Each section of the Code contains a statement of principle and an explanation of why it matters, along with specific actions to take and resources for assistance. If any of us have questions about how the Code might apply, we should Seek Help.

8	A global Code

Regulated entities

Regulated entities within Thomson Reuters may have their own policies and procedures that apply to staff acting on their behalf. These policies always take precedence over Thomson Reuters policies addressing the same topic. Seek Help for more information.

Reuters journalists

Because of the nature of their jobs, Reuters journalists have policies that, in some cases, are more restrictive than the company’s general policies (such as those relating to personal political activity) and, in some cases, may be less restrictive (such as reporting on what a third party might view as confidential). Reuters journalists should review the Handbook of Journalism and Seek Help for more information.

Waivers

In the unusual circumstance that you believe you may need a waiver of particular provisions of the Code, you should contact the General Counsel of Thomson Reuters. Any waiver for executive officers or directors may be granted only by the Thomson Reuters Board of Directors or a Board committee and will be disclosed by Thomson Reuters to the extent required by law, regulation or stock exchange requirement.

A global Code	9

Our responsibilities

Accountability for everyone

All Thomson Reuters employees have an obligation to hold themselves and each other to the policies and high ethical standards described in this Code. This means we each are expected to read and understand the Code, as well as any supplemental materials that might apply to us, and act accordingly. If you are unsure about any part of the Code or if you don’t know what supplemental materials apply to you or how to access them, you must Seek Help. In addition to upholding our values, we are all expected to:

●	Learn about, understand and comply with the laws, rules, regulations and policies that apply to our specific positions

●	Seek Help if we have questions about the applicability or interpretation of any law, rule, regulation or policy

●	Speak up if we see or suspect unethical behavior or a violation – whether of laws, policies or this Code

●	Complete mandatory compliance training

●	Respect local customs of countries where we do business, as long as doing so does not violate laws or this Code

●	Acknowledge that we have received and read this Code and understand our obligations to comply with it

Disciplinary action, up to and including termination and/or legal proceedings, may result from any failure to comply with laws, rules or regulations that apply to each of us; our Code; or any other Thomson Reuters policy or requirement.

Responsibilities of leaders and managers

Leaders – including managers and supervisors – at Thomson Reuters are expected to hold themselves to the same high standards that they demand of their teams. Leaders play an essential role in building a culture of transparency, open communication and trust that extends from colleagues to customers to business partners. To help achieve this, leaders should:

●	Live our values every day

●	Listen and take action when team members raise concerns – whether big or small

●	Be knowledgeable about the laws, rules, regulations and policies that apply to their teams

●	Personally handle or escalate compliance issues appropriately

●	Highlight and recognize decisions that honor our values and long-term success over short-term gain

●	Demonstrate accountability and a willingness to listen to all points of view

●	Make time to discuss the importance of ethics and compliance regularly with their teams

●	Encourage colleagues and others to contact their manager or a company lawyer for help when issues or questions arise and to be timely and candid in reporting any unethical or illegal conduct or compliance issues

10	Our responsibilities

Making ethical decisions

Even those of us who are very familiar with our values, this Code and our policies may find ourselves in situations where we are unsure of what course to take. In such cases, we can Seek Help. Before moving forward, ask these questions:

Making ethical decisions	11

Speaking up and seeking help

We all have an obligation to speak up to report unethical or illegal conduct or if we reasonably believe that a violation of this Code has occurred. Our willingness to Seek Help and to accurately and truthfully describe the situation in a timely manner is of the utmost importance. Thomson Reuters values open communication.

You are encouraged to ask questions and Seek Help whenever you have a concern. Speak up even if you are not sure something problematic has occurred. You have several options for doing so. Your immediate resources are your manager, the Human Resources department, or a company lawyer who supports your business or function (referred to as a “company lawyer” throughout this Code.)

There may be cases where the Code specifies approval is needed before taking a certain action. In such cases, if the approver is not stated, you should talk to a company lawyer first.

Reporting fraud or suspected fraud

Report suspected fraudulent activities by current or former employees, directors, officers, contractors or third parties to Internal Audit. In addition, attempts to inappropriately influence external auditors should be reported to Internal Audit.

Anonymity and confidentiality

Identifying yourself when making a report usually allows for a more thorough and effective investigation. However, there may be times when you are not comfortable contacting your manager directly about an issue (for example, if the issue concerns your manager). If you wish to make a report or obtain information or advice anonymously, you can contact the Business Conduct and Ethics Hotline by logging on to http://www. compliance-hotline.com/ThomsonReuters.jsp, where you will find instructions for reporting via e-mail, phone or the website.

The Hotline is managed by a third party. It has no caller identification, recorders or other ways to trace your number. Confidentiality will be maintained to the fullest extent possible, and information will be shared only on a need-to-know basis.

Some regions have laws that limit anonymity or use of the Hotline to issues about accounting, auditing, fraud or similar matters. If you work in a region subject to these limitations and have concerns or questions about other matters, Seek Help. Thomson Reuters will advise you if you work in one of these locations. You can also visit the Hotline information on the Hub for more information.

12	Speaking up and seeking help

Retaliation is prohibited

Thomson Reuters prohibits retaliation against anyone who makes an inquiry or reports an allegation in good faith or who truthfully participates in an investigation. “Good faith” does not mean you have to be right or have incontrovertible proof – it just means you have to have a reasonable belief in the truth and accuracy of what you’re reporting. If you believe someone is retaliating or plans to retaliate against you or someone else, Seek Help.

Investigations

Investigations will be conducted promptly and thoroughly, and confidentiality will be maintained to the fullest extent possible.

Information regarding complaints and reports will be maintained by the Human Resources, Legal or Internal Audit departments, as appropriate. The applicable department will maintain records of any such reports or complaints, tracking their receipt, investigation and resolution.

Fair process and disciplinary action

All reasonable efforts will be made to determine the relevant facts behind any reported violation and bring the investigation to a timely conclusion. Any employee who becomes involved in an investigation is obligated to cooperate.

Failing to cooperate with an investigation may result in disciplinary action, up to and including termination and/or legal proceedings. Failure to cooperate includes:

●	Knowingly providing false or misleading information

●	Refusing to be available for a meeting or discussion during an investigation

●	Knowingly withholding, destroying or deleting pertinent information

Speaking up and seeking help	13

Trust matters for our people

Providing equal opportunities 15

Fostering a respectful workplace 16

Embracing diversity and inclusion 19

Keeping workplaces safe, secure and healthy 20

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Providing equal opportunities

We are trusted to . . .

…promote equal employment and provide reasonable accommodations for qualified individuals.

We are committed to complying with applicable laws, rules and regulations governing nondiscrimination wherever we do business and providing equal employment opportunities with regard to hiring, compensation, promotion, classification, training, apprenticeship, referral for employment and other terms of employment for all persons without regard to the classifications listed in the Anti-discrimination section.

We also make reasonable accommodations for qualified individuals with disabilities and for colleagues with sincerely held religious beliefs. For these purposes, a “reasonable accommodation” is a modification or adjustment to job duties or the work environment that enables an employee to perform the essential functions of the job while not putting undue hardship on Thomson

Reuters. Contact your manager or Human Resources if you believe you require an accommodation to perform the essential functions of your position, need a religious accommodation or have questions.

Workplace Policies on thePoint

Providing equal opportunities	15

Fostering a respectful workplace

We are trusted to . . .

…actively foster a work environment where everyone is treated with dignity and respect.

Why it matters

When discrimination, harassment and bullying are allowed to take root in a workplace, they inhibit communication and damage productivity. They run counter to every one of our values: trust, innovation, partnership and performance. We cannot properly share ideas and concerns or work together as a team if any member of our team or partnership feels targeted or unsafe. Additionally, these types of acts may leave us vulnerable (as individuals and as a company) to fines, lawsuits, and civil or even criminal proceedings.

By putting a premium on fairness, equality, respect and dignity and not allowing discrimination, harassment and bullying, everyone who enters our workplaces should feel protected and empowered to achieve their full potential.

How we deliver

Anti-discrimination

We do not tolerate discrimination. This means we do not allow unequal treatment on the basis of:

●	Race, color or ethnicity

●	Religion

●	Sex or gender

●	Pregnancy

●	Gender identity or expression

●	Sexual orientation

●	Age

●	Marital status

●	National origin

●	Citizenship status

●	Disability

●	Veteran status

●	Any other classification protected by applicable laws or regulations

16	Fostering a respectful workplace

Harassment and bullying

We also do not tolerate harassment of any kind at our workplaces, including sexual harassment and bullying. We support dignity in the workplace without regard for whether the person engaging in the conduct or the recipient is an employee, manager, business partner, customer, consultant or visitor.

This means we do not allow conduct that:

●	Has the purpose or effect of creating an intimidating, hostile or offensive work environment or otherwise adversely affects an individual’s employment opportunities

●	Explicitly or implicitly links submission to sexual conduct as a term or condition of employment or promotion decisions

Thomson Reuters will not tolerate discrimination, harassment or bullying in the workplace. Even if local law does not explicitly prohibit these acts, we hold our employees to a higher standard.

Examples of harassment and bullying

Examples of harassment can include:

●  Slurs, disparaging remarks, off-color jokes, insults, vulgar language, epithets and teasing

●  Displaying offensive posters, symbols, cartoons, drawings, computer images or e-mails

Examples of sexual harassment can include:

●  Unwelcome propositions, demands or advances of a sexual nature

●  Unwelcome physical contact such as hugging, kissing, grabbing, pinching, patting or brushing up against someone

●  Unwelcome and inappropriate remarks about someone’s body or appearance, sexual gestures or comments, or unwanted verbal or physical interactions of a sexual nature

●  Unwelcome vulgar or obscene gestures, language or comments

Examples of bullying can include:

●  Humiliation, threats or abuse

●  Aggressive behavior

●  Teasing or practical jokes

●  Pressuring someone to do something against his or her will

Fostering a respectful workplace	17

Speaking up for safe workplaces

If you witness inappropriate conduct in the workplace, speak up and do not look the other way, regardless of whether the individual who engaged in the behavior is a manager, business partner, customer, consultant or visitor. If you are comfortable addressing the behavior directly with the individual who engaged in it, you may. However, you are not required to do so. In any event, you should contact the Human Resources department or Seek Help (and contact the Security Operations Center, or SOC, if you believe the particular situation may require their involvement).

Thomson Reuters will take prompt and appropriate action if it determines that a violation of this policy occurs, which may result in disciplinary action, up to and including termination of employment.

Managers

We hold managers (which include supervisors) to an even higher standard and require them to raise or address any inappropriate conduct they learn of in the workplace, even if they are aware of it indirectly or have not received a specific complaint about the behavior.

18	Fostering a respectful workplace

Embracing diversity and inclusion

We are trusted to . . .

…foster an inclusive workplace and a diverse workforce that reflects the wide variety of customers and communities we serve.

Why it matters

We work best in partnership. When our workforce has an extensive range of skills, expertise and experiences, it enhances our abilities as colleagues to partner with each other and with our customers. The more perspectives we can provide, the more potential there is for innovation. The more that all employees feel valued and free to reach their full potential, the more trust can develop among all of us.

In short, a commitment to diversity and inclusion not only honors our values but also fuels our competitive edge in the global marketplace.

How we deliver

Diversity

We foster an inclusive workplace where all colleagues are valued and have the opportunity to reach their full potential.

We embrace diversity of all kinds – including in thought, experience and style. We know this drives innovation and delivers a competitive advantage.

Global Diversity & Inclusion on the Hub

Embracing diversity and inclusion	19

Keeping workplaces safe, secure and healthy

We are trusted to . . .

…ensure a work environment where health, safety and security are paramount.

Why it matters

A safe and healthy workplace not only protects us from harm but also builds trust, prevents costly accidents and enhances the company’s reputation as a responsible corporate citizen.

How we deliver

Health and safety

To prevent dangerous conditions in our workplaces and protect our colleagues, business partners, customers and visitors, we:

•	Comply with both the letter and the spirit of all applicable occupational and environmental health and safety laws
•	Understand and follow all safety policies and procedures
•	Take any mandatory or on-the-job training that improves our ability to safely perform job responsibilities and use company equipment
•	Know how to safely and legally handle and dispose of hazardous materials
•	Require that all contractors, vendors and colleagues abide by safety regulations
•	Identify potential safety violations and take action to remedy these situations
•	Maintain accurate and up-to-date safety records

Security

We do our part to ensure the security of our workplaces by:

•	Following all required security procedures and access controls in our facilities
•	Speaking up when we see something that seems suspicious or threatening
•	Participating in safety-related drills and preparations

Threats, workplace violence and weapons

We do not tolerate acts or threats of violence, intimidation or hostility in our workplace, whether directed at colleagues, business partners, customers or visitors. We also do not allow:

•	Weapons or hazardous devices at any facilities leased or owned by Thomson Reuters, at Thomson Reuters– sponsored functions, or on company business unless legally allowed and cleared with prior written approval from the Global/Regional Head of Security
•	Behavior that injures or is likely to injure another person
•	The making or sending of harassing or threatening statements (regardless of how these messages are delivered)

20	Keeping workplaces safe, secure and healthy

•	Behavior that damages or is likely to damage property

•	Stalking or surveillance of another person

•	Committing or threatening to commit violent acts

This policy may extend to activities outside of work if they adversely affect the company’s reputation or interests or the safety of our employees. If you feel someone is being threatened or subjected to violence, are concerned that someone may cause harm to him or herself, or see something suspicious, move out of harm’s way, call the local police, follow the instructions of emergency authorities and call the SOC. If there is a life-threatening emergency, contact the local police or emergency services first, then the SOC.

Global Security on the Hub
Corporate Security Incident Report Form
Workplace Violence Prevention Policy on

thePoint

Keeping workplaces safe, secure and healthy	21

Drugs and alcohol

Drugs and alcohol can be a danger to everyone in the workplace. Thomson Reuters does not allow the possession, use, purchase, sale, attempted sale, distribution or manufacturing of illegal drugs in its workplaces. We also do not allow the abuse or misuse of alcohol and prescription drugs either in the workplace or when conducting company business.

This means we:

•	Do not report for work while impaired by drugs or alcohol
•	Do not possess or consume alcohol on Thomson Reuters premises without specific prior authorization from Thomson Reuters
•	Use good judgment when consuming alcohol at an event sponsored by Thomson Reuters, a customer or an organization that we’re supporting

Employees in violation of this policy will be subject to disciplinary action, up to and including termination. Violations also could lead to arrest and prosecution by law enforcement if such violations involve illicit drugs or other illegal activities. Where permissible by law,

Thomson Reuters reserves the right to take appropriate steps to investigate compliance with this policy, including but not limited to drug and/or alcohol testing by qualified medical professionals and searches in the workplace.

If you believe someone in the workplace may have an issue with substance abuse or may be impaired, contact your manager or Human Resources.

22	Keeping workplaces safe, secure and healthy

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Recognizing and avoiding conflicts of interest

We are trusted to . . .

…act in the best interests of Thomson Reuters and avoid situations that even appear to compromise our judgment.

Why it matters

Our customers and partners rely on Thomson Reuters to provide trusted answers. A conflict of interest may arise whenever our personal interests as individuals interfere, or appear to interfere, with the interests of the company. Conflicts of interest also can arise if we take actions or have interests that may make it difficult for us to do our jobs objectively and effectively. This can call into question our judgment and our products and services. If broken, the bonds of trust that we have developed over time with customers and partners can be difficult to rebuild. By knowing how to recognize and disclose or avoid potential conflicts, we protect our reputation and our ability to do business effectively.

How we deliver

We avoid real or perceived conflicts of interest at all times. This means we:

•	Take responsibility for identifying situations that could compromise or appear to compromise our judgment

• Seek Help if we suspect a potential conflict

•	Disclose any potential conflicts in writing to the appropriate manager or to Human Resources to resolve the conflict and/or pre-clear it in writing with a company lawyer or Enterprise Compliance and act consistently with whatever decision is made
•	Put the company’s interest in any business transaction ahead of any personal interest or gain

Keep in mind that not all conflicts are prohibited. Some conflicts of interest are permissible if they are disclosed and approved. Below are some of the more common areas where conflicts arise.

Relatives and friends

A conflict can arise if you or someone with whom you have a close relationship receives improper personal benefits (such as cash, gifts, entertainment, services, discounts, loans or guarantees) or is selected by Thomson Reuters as a supplier, consultant or business partner as a result of your position at Thomson Reuters.

We each must avoid putting ourselves in positions where the interests of those with whom we have a close relationship could improperly influence our decisions.

24	Recognizing and avoiding conflicts of interest

This means we avoid:

•	Directly or indirectly supervising colleagues with whom we have a close relationship
•	Taking part in hiring or promoting those with whom we have a close relationship or influencing their compensation, benefits or opportunities if they work at the company
•	Participating in transactions between Thomson Reuters and businesses that are owned by or that employ someone with whom we have a close relationship. It may be a conflict of interest if you or someone with whom you have a close relationship owns more than 1% of a customer, supplier or competitor

Recognizing and avoiding conflicts of interest	25

Corporate opportunities

We may not take for ourselves any opportunity that was created or discovered through the use of company property, information or other resources, or through our position at the company. This means we:

•	Use company property, company information and our position only to advance the company’s interests and not for personal gain
•	Recognize when a product, service, invention or business connection might be of interest to Thomson Reuters, and communicate it to the company

Outside employment

We take on outside employment only if it does not interfere with our judgment or ability to perform our job duties at Thomson Reuters to the best of our ability. This means that while working for Thomson Reuters, we each:

•	Ensure our employment or engagement with another company does not affect our work at Thomson Reuters
•	Obtain prior approval before taking on the role of director or officer for another company (other than private family companies that have no relation to Thomson Reuters or our businesses)
•	Do not accept work if it would cause us to improperly disclose the company’s confidential or proprietary information
•	Do not compete with Thomson Reuters or work for our competitors
•	Do not use company resources or time to perform work for second jobs, personal businesses, board memberships or civic positions

26	Recognizing and avoiding conflicts of interest

Organizational conflicts of interest

When dealing with the government, we avoid situations that might give Thomson Reuters an unfair competitive advantage or that could affect our ability to perform work objectively as individuals. This means we:

•	Follow all requirements of the Federal Acquisition Regulation (FAR) in the United States and similar regulations in all the other countries where we do business
•	Work in good faith to address and resolve any claims of organizational conflicts of interest

Remember that many conflicts or potential conflicts can actually be resolved if they are properly disclosed in a timely manner. Refer to Making Ethical Decisions for guidance in handling potential conflicts of interest, and Seek Help if you are ever unsure about a potential conflict.

Recognizing and avoiding conflicts of interest	27

Dealing fairly and honestly

We are trusted to . . .

…compete vigorously, fairly and openly.

Why it matters

Anti-competitive practices harm customers and distort markets. These practices severely damage partner relationships by eroding their foundational trust. Competition and antitrust laws prohibit making agreements with competitors, customers, suppliers or other third parties that limit competition. Even though competition laws are complex and dynamic, we are expected to know the law in this area. If we fail to act lawfully, we can hurt the company’s reputation and leave Thomson Reuters and ourselves open to the potential of substantial fines and even criminal prosecution.

How we deliver

Fair dealing

We treat our competitors, customers, suppliers and security holders with fairness and respect. This means we:

•	Comply with the letter and spirit of applicable laws
•	Recommend only products, services and solutions that we believe are the proper fit for each customer’s needs
•	Remain transparent and forthright in all contracting
•	Award contracts based on merit and clearly defined benchmarks
•	Provide accurate and timely documentation

•	Deliver on what we promise
•	Are honest and accurate in advertising and marketing claims, avoiding exaggeration, misrepresentation and ambiguity
•	Take special care when making comparative claims and do not disparage or unfairly criticize a competitor’s products or services
•	Do not gather competitive intelligence in unlawful or unethical ways (see Competitive Intelligence )

Competition and antitrust

We abide by all competition and antitrust laws that apply to us, avoiding situations that could put us at risk of even appearing to violate these laws. This means we do not engage in discussions with competitors to:

•	Fix prices
•	Divide sales opportunities or territories
•	Agree not to solicit each other’s customers
•	Boycott or refuse to sell a particular product to a certain customer, supplier or vendor
•	Rig bids
•	Share confidential information about pricing, profits, costs, sale terms, credit terms, customers, discounts, promotions, marketing or strategic plans, mergers and acquisitions, or any other sensitive information

Because competition and antitrust laws are so complex and there are some exceptions and variations from country to country, you should consult a company

28	Dealing fairly and honestly

lawyer before taking any action that might be considered anti-competitive.

Competition Guidelines
Competitive Intelligence Policy
Creating Better Documents
Competing Fairly Summary Flyer

Seek advice before you act

We often negotiate agreements with customers, suppliers and distributors. To avoid antitrust issues, seek advice from a company lawyer before you:

•	Use customer pricing (such as deep discounts) or licensing terms to keep out or unduly hinder competitors
•	Sell anything below cost
•	Tie the sale of any product, service or discount to another product
•	Enter an exclusive dealing or lock-in agreement
•	Treat customers, suppliers or distributors inequitably for the same products
•	Restrict a distributor in terms of whom they can sell to and at what price or agree to a similar restriction on Thomson Reuters where we resell third-party products or services
•	Impose any non-compete or other similar restriction, or accept a similar restriction on Thomson Reuters

Dealing fairly and honestly	29

Working in our global markets

We are trusted to . . .

…act as responsible citizens in the global marketplace, relying on our performance and innovation, not on bribes or other corrupt practices, to earn business.

Why it matters

Bribes, corruption and illegal payments all have a deeply damaging impact on our society. They can harm economies, destabilize governments and undermine public trust. These types of actions can result in Thomson Reuters being prohibited from bidding on contracts. In addition, they can result in both personal and company fines and even imprisonment. As a team of thousands of professionals working around the world, we have both the power and the obligation to fight bribery and corruption wherever we encounter it. By embracing this responsibility with the business partners with whom we engage on a daily basis, we continue to bolster the reputation of Thomson Reuters. We also protect the communities where we work and help level the playing field, as we should win on the merits of our performance as individuals and as a company.

How we deliver

Anti-bribery and anti-corruption

We do not tolerate bribery or corruption in any form. This policy applies to both the public and private sectors. We take reasonable steps to ensure business partners we hire do not engage in illegal or unethical actions when acting on our behalf. We expect all Thomson Reuters business partners to meet these standards, understanding that we can be held liable for their actions, which – good or bad – reflect on the company. This means we:

•	Do not offer or accept bribes or kickbacks
•	Do not make facilitation or “grease” payments, even if they are legal in the country where requested
•	Report it to our manager and a company lawyer if we are offered a bribe, asked for a bribe or asked to make a facilitation payment
•	Offer or accept only reasonable hospitality and business expenses
•	Record all payments and receipts honestly and accurately
•	Carry out a level of due diligence appropriate to the risk before we engage business partners

30	Working in our global markets

•	Communicate our Anti-Bribery & Anti-Corruption Policy to business partners at the outset of our business relationship and as appropriate thereafter
•	Watch out for red flags, including vague descriptions of payments or services, payment requests in exchange for approvals, or signs of over-invoicing or false invoicing
•	Mitigate or terminate business relationships as appropriate if we learn that a business partner may have violated our standards

If you have any questions about bribery or corruption,

Seek Help.

Anti-Bribery & Anti-Corruption Policy
Policy on Managing Sales and Government Business Partners

Identifying government officials

Our policy on bribery and corruption applies to both the public and private sectors. However, dealing with government officials poses a particularly high risk due to the strict rules and regulations that often apply to giving anything of value to a government official. Some government officials are easy to identify, but others may not be. Government officials can include:

•	Elected officials
•	Law enforcement officers
•	Customs officials
•	Inspectors
•	Employees at government facilities
•	Military personnel and support teams
•	Public utility employees
•	Employees of state-owned or controlled entities, such as some oil firms, universities and media companies

Working in our global markets	31

The many forms of bribery

Bribes can take the form of anything of value being offered or given in exchange for, or as a reward for, favorable treatment. There are many business interactions that can go from legitimate to corrupt when motivated by an intention to obtain favorable treatment, including providing or accepting:

•	Cash (or cash equivalents such as shares)
•	Facilitation payments
•	Unreasonable gifts, entertainment or hospitality
•	Unexplained or excessive rebates, discounts or commissions
•	Loans
•	Invoices for disguised expenses
•	Excessive goods and services for personal use
•	Free use of Thomson Reuters services or facilities
•	Favors (such as the hiring of a relative)
•	Charitable donations
•	Paid or unpaid internships
•	Job offers or promises of future employment

Gifts and entertainment

We use our best judgment in the giving and receiving of gifts to avoid even the appearance of improper influence. This means we:

•	Ensure all gifts, meals, services and entertainment we give or receive are infrequent and not excessive in value
•	Comply with applicable laws and regulations wherever we do business
•	Refuse to give or accept cash gifts
•	Do not give or accept anything of value if it would appear to improperly obligate someone to act a certain way or if it would embarrass either party if made public
•	Know that when a government official is involved, we may not offer or accept gifts, meals, services or entertainment without prior approval from a company lawyer
•	Know the relevant gift policies that govern our business units (and remember some may have more restrictive policies) and the policies of anyone who might receive a gift from us, and ensure that those policies are not violated. Talk to a company lawyer if needed.
•	Understand that in some countries, it would be offensive to return or refuse a gift and that in such situations, we may accept the gift on behalf of Thomson Reuters and consult our manager about how the gift should be treated

If you have any questions about whether any gift, meal, service or entertainment would be acceptable under the Code, Seek Help.

Anti-Bribery& Anti-Corruption Policy

32	Working in our global markets

What is an acceptable gift? Determining what is “not excessive in value” requires your good faith judgment. It may change depending on the situation.

Acceptable gifts and entertainment generally include:		Unacceptable gifts and entertainment generally include:
•	Promotional items with company logos	•	Cash or cash equivalents
•	Meals and entertainment of modest value when business is being conducted	•	Events, trips or even meals where there is no clear business purpose
•	Tickets to a local sporting or cultural event	•	Anything of value given to or received from a government official
•	Gifts of nominal value that are customarily given on national holidays
•	Prizes randomly given or received through raffles, contests or industry events

Decisions matter

If you aren’t sure whether you should offer or accept a gift, ask yourself:

Working in our global markets	33

Sanctions, embargoes and export controls

Sanctions and export controls can be extremely complex and ever changing. As a company known for providing resources and information that enable our partners to navigate difficult legal questions, it is even more imperative we understand and abide by these laws and regulations. That is why we follow all export restrictions applicable to us.

This means we:

•	Know the current list of sanctioned or embargoed countries (see the Trade Controls Group on the Hub )
•	Do not conduct unauthorized business with a sanctioned organization or individual
•	Systematically screen prospective and current customers against the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List (commonly referred to as “OFAC SDN”) and similar lists in other countries
•	Conduct due diligence on partners, customers and prospective customers
•	Know the proper export procedures as well as the products or services we are exporting, where they are going, who will receive them and for what purpose
•	Remain alert for red flags, such as payments made through multiple accounts, requests that payments be made at odd times or in odd amounts, and requests for refunds in forms that are different from the payment originally used

If you have any questions about sanctions or export controls, Seek Help.

Trade Controls Handbook

34	Working in our global markets

Anti-money laundering

Money laundering is the process by which funds generated through criminal activity (such as terrorism, drug dealing or fraud) are processed through commercial transactions in order to hide the source of the proceeds, avoid reporting requirements or evade taxes. We follow all anti-money- laundering and anti-terrorist financing laws that are applicable to us and do not condone or facilitate money laundering. This means we:

•	Emphasize the importance of knowing and understanding whom we deal with (“know your customer”), remain alert for possible instances of money laundering and immediately notify a company lawyer of any suspicious activity (without informing the third party in question). Suspicious activity by clients or prospects may include:
•	Reluctance to provide basic information or documentation or providing false information or documentation
•	Using shell companies (companies without a business purpose) or complex or unusual structures, particularly within multiple high-risk jurisdictions
•	Requesting Thomson Reuters to provide them secrecy
•	Recognize that our regulated entities have enhanced obligations and those of us working in or on behalf of those businesses must make sure we understand and comply with these obligations.

Working in our global markets	35

36

37

Respecting our intellectual property

and that of others

We are trusted to . . .

…protect all intellectual property against misuse, whether it belongs to Thomson Reuters or to someone else.

Why it matters

Intellectual property is the lifeblood of our business. From the systems and databases we create to empower our customers with information, to the news stories we write for the public, to the processes we use in our workplaces, intellectual property is vital to our company’s identity. Knowing how important it is to us and to others, we have a special obligation to protect the intellectual property that we create and to defend all intellectual property against improper use. By doing so, we put our company, our colleagues and ourselves in the best position to innovate and win in the marketplace.

How we deliver

We recognize when intellectual property should belong to Thomson Reuters and take all necessary action to protect it. This means we:

•	Agree, to the extent permitted by law, that Thomson Reuters owns all intellectual property (and related rights) that we create during the course of our employment, whether we create them in the office, at home or elsewhere, if they are related to company business or created with company resources
•	Waive or assign to Thomson Reuters all moral rights we may have under applicable law to intellectual property that we create as employees
•	Promptly disclose any methods, systems, processes, designs, ideas or other patentable works we create as employees so the company can take steps to protect them
•	Report any unauthorized use of company copyrights, patents, trademarks or other intellectual property of which we become aware to a company lawyer
•	Put copyright notices on all Thomson Reuters materials, information, services or other products intended for public distribution

What are moral rights?

Moral rights are rights relating to intellectual property, and they include the right to be recognized as the creator and the right to the integrity of any works created. The waiver or assignment in this Code is designed to ensure that Thomson Reuters can take any action concerning works created by you during your employment with Thomson Reuters.

38	Respecting our intellectual property and that of others

Intellectual property of others

We respect the intellectual property of third parties, including competitors, and do not use it in any way that would violate the law or our values. This means we:

•	When necessary, get written permission to use or copy a third party’s copyrights, patents, trademarks or other intellectual property, obtain licenses, or, if the circumstances require it, purchase the intellectual property outright
•	Ensure licensing agreements permit copying or distribution where necessary and do not impair the company’s rights before we copy or distribute third- party software
•	Ensure intellectual property belongs to Thomson Reuters when it is created for us by third parties or contractors, where allowable by law
•	Check with a company lawyer if we are in doubt about any intellectual property question

What is intellectual property?

Examples of intellectual property include:

•	The Thomson Reuters name and brand names that we use
•	Logo
•	Copyrights
•	Patents
•	Service marks
•	Trade secrets
•	Innovations
•	Software
•	Processes
•	Designs
•	Ideas
•	Images
•	Data

Respecting our intellectual property and that of others	39

Competitive intelligence

We live our values of performance and innovation by striving to better understand our competitors through extensive research and study. We obtain intelligence about our competitors only through lawful and ethical channels. In addition to following our rules on respecting the intellectual property rights of others, this means we:

•	Understand and follow all applicable laws and regulations before engaging in competitive intelligence gathering
•	Do not distribute data or other sensitive information about a competitor if it was received or accessed in circumstances that may breach any of our Competitive Intelligence Guidelines
•	Never misrepresent our personal or company identity to gain access to a competitor’s product or service
•	Do not breach contract terms or encourage third parties to do so in order to help Thomson Reuters obtain competitive intelligence

Before seeking out or using any competitive intelligence, make sure you understand our Competitive Intelligence Guidelines. Contact a company lawyer if you have any questions about how to apply these guidelines.

Competitive Intelligence Policy
Competitive Intelligence Policy for Third Parties
Checklist for Collecting Competitive Intelligence Online

40	Respecting our intellectual property and that of others

Respecting our intellectual property and that of others	41

Protecting confidential information and data privacy

We are trusted to . . .

…safeguard and protect the confidentiality and privacy of information that we hold and prevent it from being improperly accessed, shared or lost.

Why it matters

Our competitive edge depends on the security, privacy and integrity of the information we hold – whether that information belongs to us or to others. How we handle confidential and personal information sets us apart from our competition, and if we get it wrong, our customers, colleagues and company all could suffer. Improper handling could disadvantage us in the marketplace, harm consumers, leave us vulnerable to civil and criminal penalties, impede our innovation, hinder our performance and ultimately damage our business relationships.

How we deliver

Confidential information

As part of our job or position, we may learn or have access to nonpublic or inside information relating to Thomson Reuters businesses, operations or customers. If this information is not in the public domain, we should treat it as confidential. We should not share confidential information with anyone, including individuals within Thomson Reuters, unless there is a legitimate need to know and we are authorized to do

so. Confidential information includes some of our most valuable assets, such as the following examples:

•	Trade secrets
•	Pricing policies and information
•	Business or strategic operating plans and outlooks, including merger, acquisition or divestiture plans
•	Nonpublic financial information about Thomson Reuters or our employees, customers or business partners
•	Nonpublic information about another organization or person that we learn about in the course of our job or as a result of our position

Reuters journalists should follow the policies and requirements of the Handbook of Journalism and seek guidance from their manager or a company lawyer.

Handbook of Journalism

•	New product, brand or marketing studies, developments, plans or forecasts
•	Customer data, including contact details, specifications, preferences and subscription lists
•	Contracts and agreements, including terms such as expiration dates, any exclusivity provisions and financial conditions
•	Legal information, including data or information covered by legal privilege

42	Protecting confidential information and data privacy

•	Data that Thomson Reuters has a legal or contractual obligation to protect (e.g., credit card data, healthcare records or personally identifiable information)
•	Information about our IT systems and infrastructure
Information Security Policies on the Hub

Important information security practices There are many ways to protect data effectively. For example:
•	Put sensitive documents in locked files or drawers
•	Use shredders or secure shred bins when discarding confidential information
•	Use password protection on computers and other devices and for sensitive documents, spreadsheets and presentations
•	Use encryption when storing and transmitting any files or documents containing confidential information
•	Take care when accessing information in areas where members of the public or other unauthorized persons, including other colleagues, might see it
•	Securely back up devices on a regular basis
•	Use caution when connecting to public Wi-Fi and utilize a virtual private network (VPN)
•	Report damaged or lost laptops and other devices, security incidents, and personal data breaches immediately to the Global Service Desk

Data protection and privacy

Many countries have data protection and privacy laws and regulations that govern the collection, use, retention and transfer of certain information about individuals. This is a rapidly changing area of law, and each of us should consult the resources referenced in this section of the Code or contact a company lawyer with any questions regarding appropriate collection, use, retention or transfer of information about individuals, including our customers, business partners, marketing contacts, employees, contractors, consultants and other individuals.

Privacy Office on the Hub
Information Security Handbook

Protecting confidential information and data privacy	43

Using and protecting our confidential information and other data

We have established information security and privacy policies and practices to protect data, whether it belongs to us, our customers or our business partners. This means we:

•	Read, understand and follow the Information Security Handbook and policies when it comes to handling data
•	Understand how data is classified at Thomson Reuters and therefore how it should be handled
•	Store information using only company-approved storage devices
•	Collect, use, retain and transfer data and information about individuals in accordance with applicable data protection and privacy laws and regulations
•	Obtain proper authorization before sharing any confidential or personal information, which might include obtaining written authorization and signing a nondisclosure agreement
•	Respond to requests for information about our data-handling practices by following company processes to ensure we do so safely and properly
•	Ensure that we are familiar with and comply with the company’s privacy policies
•	Protect Thomson Reuters confidential information even after we leave the company
Privacy Office on the Hub

Information Security Handbook

Reporting data breaches

Any time we know or suspect that a breach of data security has occurred, whether accidental or intentional, we must report it immediately to the Global Service Desk. Doing so promptly can mitigate the effects of the breach and help us take the right actions quickly to manage the incident, secure the data and reduce the risk of future breaches.

44	Protecting confidential information and data privacy

Insider trading

Some of us have access to material nonpublic information about Thomson Reuters, our customers, suppliers or other companies with which Thomson Reuters either does business or is negotiating a significant transaction or agreement. Misuse of material nonpublic information could result in violations of insider trading laws and carry severe penalties. We are careful to treat this “inside information” lawfully and ethically. This means we:

•	Do not trade in or encourage another person to trade in Thomson Reuters securities or securities of other public companies while in possession of material nonpublic information
•	Do not engage in “tipping” – the disclosure of material nonpublic information about Thomson Reuters or other public companies to other people, such as relatives or friends, who may trade on the basis of the information or disclose it to others
Insider Trading Policy

Insiders

We have designated certain people as “Thomson Reuters Insiders” because of their position, managerial responsibilities, or access or potential access to material nonpublic information about the company. Thomson Reuters Insiders are subject to additional restrictions related to trading in securities of our company.

Inside information

Whether information is “material” and “nonpublic” depends on the facts and circumstances. Information is material if it would, if generally available, reasonably be expected to result in a significant change in, or have a significant effect on, the market price or value of any securities. Information also is material if it would have a significant influence on a reasonable investor’s investment decisions. Information is nonpublic if it is not generally known or available to the public through an official company communication, such as a press release, website posting, securities filing or distribution to shareholders, or through widely reported media coverage. Examples of material nonpublic information may include:

•	Earnings results and any future financial forecasts or outlooks that have not been publicly disclosed
•	Significant changes in business operations or strategies
•	Significant potential acquisitions or sales
•	Gains or losses of major suppliers or customers
•	Introductions or launches of new, significant products or services
•	Changes in senior management or our Board of Directors
•	Actual or threatened significant lawsuits or material government or regulatory investigations

If you are not sure whether certain information is considered material or nonpublic, consult a company lawyer for guidance before engaging in any securities transactions.

Protecting confidential information and data privacy	45

Using information and communications systems responsibly

We are trusted to . . .

…respect company communications systems and use them appropriately so that they operate as efficiently and effectively as possible.

Why it matters

Nearly all of the work Thomson Reuters does on a daily basis runs in some way through our information and communications systems. When we each take personal responsibility for using these systems properly, it protects the integrity of the data we store and transmit, and it ensures that we all have prompt access to the systems we need to help our company thrive. Likewise, improper use leaves us all vulnerable to hackers, data breaches, shutdowns and miscommunications, as well as legal repercussions.

How we deliver

We use company information and communications systems properly. This means we:

•	Limit personal use of e-mail, the internet and phones
•	Do not access, download or send material that is offensive, harassing, explicit or otherwise inappropriate for work unless we are authorized to do so as part of our job (e.g., our journalists)
•	Avoid careless, exaggerated or inaccurate statements that could be easily misunderstood or used against Thomson Reuters in legal proceedings
•	Think before we hit Send
•	Do not use personal software on work devices or download or redistribute copyrighted material, such as music and software, unless legally permitted
•	Never use unauthorized peer-to-peer software to share copyrighted material
•	Never share user IDs, passwords, access details, software, services or authentication devices (e.g., SecureID tokens) that are intended for individual use to gain access to a system
•	Remain cautious when opening e-mail attachments and follow the process of “think before you click”
•	Use collaboration tools like instant messaging on Thomson Reuters products only with prior authorization
•	Respect company security controls and access information only within our authorized level
•	Use personal devices to store or access company data only with prior approval
•	Report any suspected breaches or incidents to the Global Service Desk immediately
Information Security Handbook

46	Using information and communications systems responsibly

Monitoring and recording

Where permitted by applicable law, Thomson Reuters reserves the right to monitor and record your use of information, communications, technology or infrastructure owned or supplied by Thomson Reuters.

Using information and communications systems responsibly	47

Safeguarding our assets

We are trusted to . . .

…use company assets properly and protect them against loss, theft, misuse, damage and waste.

Why it matters

Thomson Reuters computers, phones, office supplies and facilities exist for the purpose of helping us all maximize our performance as individuals, as a team and as a business. By respecting these assets, we ensure they remain accessible and fully functional when our customers and colleagues need them. We also help make sure company time and resources are used on positive initiatives, not on fixing preventable problems.

How we deliver

We use company assets for legitimate and authorized business purposes only. We consider misappropriation, carelessness or waste of assets to be a breach of our duty and the taking of assets from company property without permission to be theft. This means we:

•	Access company systems or information only when we are authorized and enabled to do so
•	Never use company assets for illegal activities
•	Limit personal use of company assets to when it does not interfere with our work and does not violate this Code
•	Prevent improper third-party use of company property
•	Immediately report any loss, theft, misuse, damage or waste
•	Stop using all Thomson Reuters assets in our possession or that we have access to and return them if we leave the company
Global Security on the Hub
Information Security Handbook

Our assets

Examples of assets of Thomson Reuters include:

•	Computers, printers, copiers, scanners and monitors
•	Phones, tablets and other mobile devices
•	Intellectual property, such as software codes, licenses, brand names, business plans and inventions
•	Buildings and other physical property
•	Office supplies and equipment
•	Customer, supplier or distributor lists and information
•	Memos, notes and other documents made by us or a third-party business partner

48	Safeguarding our assets

49

Accurate financial records

We are trusted to . . .

…maintain records that are in accordance with company accounting policies and legal requirements.

Why it matters

We are a publicly listed company, and our global operations require us to comply with various securities and financial reporting obligations. When we each take accountability for ensuring the financial records that we handle are accurate and complete, we protect the company’s reputation for integrity and uphold our commitment to trust. Reliable financial reporting allows shareholders to fairly assess our performance, provides management with information to allocate our resources most effectively and prevents violations.

How we deliver

We produce accurate, fair and timely records for management, directors, shareholders, government regulators and others. This means we:

•	Take personal responsibility for ensuring all books and records – including time sheets, sales records and expense reports – are complete, accurate and documented
•	Never keep unrecorded, undisclosed or off-the-books records
•	Do not falsify or distort facts of any transaction
•	Record and disclose transactions in a timely manner, supported by documentation
•	Exercise reasonable diligence when approving transactions and expenditures or signing documents
•	Understand the importance of internal controls and consistently comply with them
•	Pay business-related expenses with company funds only if we have authorization from our manager
•	Provide full, fair, accurate, timely and understandable disclosures in public communications and in reports or documents that we file with, or submit to, securities regulatory authorities and stock exchanges
•	Prepare disclosures in accordance with Thomson Reuters disclosure controls and procedures and other internal policies
Disclosure Controls and Procedures

50	Accurate financial records

Raising concerns

We have a responsibility to raise good faith concerns about questionable accounting, auditing, disclosures or controls. The Audit Committee of the Thomson Reuters Board of Directors is committed to facilitating employee efforts to make these concerns known and has established procedures for how complaints about accounting, internal accounting controls, auditing matters and disclosure controls should be treated. This includes procedures for receiving, retaining and processing such complaints, as well as for confidential and anonymous submission of concerns.

In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Seek Help for more information, including on how to submit reports anonymously.

Protocol for Internal Reporting and Investigation of a Fraud Allegation

Reportable auditing and accounting issues

You should promptly report complaints or concerns involving:

•	Fraud or deliberate errors in preparation, maintenance, evaluation or review of any Thomson Reuters financial statement or record
•	Deficiencies in or noncompliance with internal accounting controls
•	Misrepresentation or false statements to or by a senior officer or accountant regarding financial audits or records
•	Deviations from full and fair reporting of the company’s financial condition

Reportable fraud

Report any other types of fraud or dishonest activity that you have seen or suspect, including:

•	Questionable transactions with customers, agents, vendors or other consultants
•	Forgeries or other alterations of documents
•	Billings that are higher or lower than agreed-upon prices for products or services
•	Payments made for any reason other than described in a contract
•	Payments made through intermediaries that deviate from everyday business transactions
•	Transfers to or deposits in the bank account of an individual instead of the company we contracted with
•	Embezzlement, theft or misappropriation of company or customer assets
•	Verbal arrangements with customers or unauthorized written agreements that are outside of an official contract
•	Any activity intended to unfairly influence commission payments

Accurate financial records	51

Managing our records

We are trusted to . . .

…properly maintain and dispose of electronic and physical records.

Why it matters

As a largely information-based business, Thomson Reuters generates thousands of business records every day, in addition to financial records. These records must be created, stored and disposed of according to strict legal and regulatory requirements. When we can access records in a timely fashion, we provide better service to our business partners and we avoid risks around audits, regulatory issues or litigation. At the same time, records kept past their disposal dates can create avoidable information security, privacy or legal risks.

How we deliver

We care for, store, retrieve and dispose of our business records according to applicable records management policy. This means we:

•	Consistently organize our filing, storage and retrieval of electronic and physical recorded information
•	Use the proper storage method specified by legal, fiscal, regulatory or operational requirements
•	Protect records from loss, damage or deletion, and back them up regularly
•	Retain all records related to any pending or threatened litigation or government investigation until otherwise directed by a company lawyer
•	Dispose of all records (electronic and physical) according to retention and disposal schedules

It may be a criminal offense to destroy or falsify documents or e-mails related to a legal proceeding. Contact the Records & Information Governance team if you have questions about retention policies. If you have legal questions about whether a document should be retained, contact a company lawyer.

Records & Information Governance on the Hub

What	is a record?

A record is any recorded information (electronic or physical) made or received and retained by an organization in pursuance of legal obligations or value to the government, or in the transaction of business.

52	Managing our records

Managing our records	53

Contract authorization

We are trusted to . . .

…sign contracts or agreements on behalf of Thomson Reuters only if we are authorized.

Why it matters

Thomson Reuters is subject to different laws and regulations in all the places we operate. Even small errors or miscommunications made in contracting can mean that we don’t deliver what the customer expected, can’t get paid, or are vulnerable to delays, legal action and fines. These issues also can fracture the precious trust we have built with our customers and business partners. Each of us should be involved in the contracting process only if we have been authorized and are experienced in doing so.

How we deliver

We strive to deliver and receive what was promised in our contracts and agreements. This means we:

•	Consult the Sourcing department for third-party vendor or supplier contracts
•	Enter into contracts or agreements or make proposals on behalf of Thomson Reuters only if we have proper authorization
•	Do not provide unapproved non-standard terms or unauthorized “side letters” to customers or business partners
•	Ensure complete, accurate documentation of contracts, related orders and customer status in applications to process customer accounts
•	Follow the rules that govern public procurement when providing products and services to governments
Government Contract Compliance Policy

54	Contract authorization

Government contracting

Government contracting laws and regulations can be complex and are often subject to change. The Thomson Reuters Government Contract Compliance Policy provides guidance on contracting with governments. For guidance specific to your location, consult a company lawyer or designated government contract specialist to verify that you are complying with applicable laws, policies and standards.

Unauthorized side letters

Unauthorized side letters are undisclosed, unapproved letters, e-mails, notes or verbal agreements that vary standard contract terms. They may bind us to something we cannot deliver or expose us to unwanted liability. They can include:

•	Early outs, or the ability for the customer to terminate before the contract expires
•	Guarantees that the customer will achieve certain milestones
•	Statements that directly contradict parts of the contract, notably payment terms
•	Commitments for products or services Thomson Reuters is unable or unwilling to provide or perform
•	Offers of free or discounted products or services

Contract authorization	55

The media and using social media responsibly

We are trusted to . . .

…speak and post on social media on behalf of Thomson Reuters with care and only if we are authorized to do so.

Why it matters

As a company that operates a news organization, we are fully aware of the power of media and our responsibility to use it wisely. Our company’s stock price, reputation and ability to compete all can be affected by the information we make public. By being aware of the risks and not appearing to speak for the company without authorization, we can help make sure the company consistently gets an accurate message across to its intended audience while also exercising our individual right to post independently on social media.

How we deliver

If we receive requests for information from outside of the company, even seemingly simple ones, we refer them to colleagues authorized to act as company spokespersons. These spokespersons:

•	Handle requests from media, shareholders, financial analysts and government authorities
•	Disclose information according to the requirements of securities regulatory authorities and stock exchanges
•	Ensure that the information disclosed is accurate and that Thomson Reuters is ready to go public with it

Media appearances and public speaking

If we post information online, make a speech or give an interview about Thomson Reuters, we could appear to be speaking on behalf of the company. We may need to make it clear that our views do not represent those of Thomson Reuters. We may also need additional approvals before taking part, so it’s always best to discuss these situations with our manager and the Communications department, who can advise accordingly.

Social media

As the world’s leading source of intelligent information, Thomson Reuters recognizes and encourages active participation in social media and online communications. We do so responsibly. This means we:

•	Are transparent and, if writing about Thomson Reuters or its products, services or industry, always disclose that we are employees, whether talking on behalf of the company or in a personal capacity
•	If writing personally and there is any risk of confusion, however slight, make it clear that the views expressed are personal and not the company’s views
•	Unless authorized by the company to do so, do not reveal confidential data or sensitive information about the company or its customers, vendors or suppliers
•	Are careful to avoid discussing company trade secrets, contracting, upcoming product releases or any other proprietary information

56	The media and using social media responsibly

•	Act sensibly and follow the Social Media Guidelines if we post externally about fellow employees, customers, vendors or suppliers
•	Do not create Thomson Reuters–branded social media channels without Digital Oversight Committee approval
•	Make sure the time and effort we spend on social media do not interfere with our job duties
•	Are mindful of what we post, even when it’s not related to Thomson Reuters

Be aware that some of us in certain jobs may have supplemental policies regarding social media. If you have any additional questions on personal or corporate social media use, please e-mail

CorporateSocialMediaTeam@thomsonreuters.com or Seek Help.

Social Media Guidelines

Social Media Guidelines (for Journalists)

The media and using social media responsibly	57

58	The media and using social media responsibly

59

Being a responsible global corporate citizen

We are trusted to . . .

…respect human rights and our environment and to hold our business partners to the same high standard we demand of ourselves.

Why it matters

Thomson Reuters works with thousands of professionals all over the world, and as members of the United Nations Global Compact, we are committed to creating positive change in the areas of human rights and environmental responsibility. We are committed to treating all of our colleagues with dignity and respect, and we expect our business partners to do the same. This cultivates a safe, skilled and reliable workforce across our global operations, and it builds trust and partnership – two core business values that reflect how we do business. We also are committed to protecting and preserving the environment, as well as seeking sustainable sourcing solutions. We know that our responsibilities are great, as are our opportunities, which is why we are committed to driving innovation and performance, proving to our business partners, our employees and the world that we are leaders committed to long-term success.

How we deliver

Human rights

We strive to protect human rights and worker rights wherever we do business. This means we:

•	Comply with local labor laws and practices and maintain our own high ethical standards of worker treatment
•	Do not condone or use forced or child labor, or engage in human trafficking or slavery
•	Engage workers on the basis of recognized employment or independent contractor relationships in accordance with local law
•	Provide clear information about wages and benefits to workers before they’re hired
•	Ensure wages and benefits comply with applicable laws
•	Respect workers’ rights to associate freely, join or form unions or works councils, and bargain collectively in accordance with local law
•	Work with high-quality suppliers and other business partners that have committed to operating under ethical standards equivalent to our own

If you believe you’ve encountered a violation of our human rights standards, either within one of our workplaces or involving one of our business partners, contact your manager, Human Resources or a company lawyer.

United Nations Global Compact Policy Principles
Supply Chain Ethical Code
Modern Slavery Act Transparency Statement

60	Being a responsible global corporate citizen

Environmental responsibility

We are committed to limiting our environmental impact. By managing our resources and seeking sustainable solutions, we can ensure a better future for all of us. This means we:

•	Comply with all applicable environmental laws and regulations, meeting or exceeding their requirements
•	Know and follow all company policies and procedures aimed at ensuring environmental safety and resource efficiency
•	Understand the potential dangers and safe practices of any hazardous and/or regulated materials before allowing them into our workplaces
•	Seek opportunities to support conservation and recycling in our workplaces
•	Take responsibility as individuals to find new ways to make our workplaces more sustainable
•	Connect the world to the latest trends and thought leadership on sustainability issues

Contact Global Real Estate & Facility Management if you have any environmental safety concerns or if you have ideas on how to increase our sustainability or bolster our conservation efforts even more.

United Nations Global Compact Policy Principles
Corporate Responsibility & Inclusion on the Hub
Environment, Health and Safety Policy

Responsible sourcing and the Supply Chain Ethical Code

We actively seek suppliers who share our ethical standards and commitment to environmentally sound and sustainable practices. This means we:

•	Perform due diligence on third-party suppliers
•	Include renewable energy, pollution control and sustainability among the factors in our process of choosing suppliers
•	Seek a diverse supply chain that reflects our employee base, customers and partners around the world
•	Make prospective and current suppliers aware of our Supply Chain Ethical Code and seek their commitment in following it
Supply Chain Ethical Code
Modern Slavery Act Transparency Statement

Being a responsible global corporate citizen	61

Contributing to our communities

We are trusted to . . .

…support the communities where we live and work by investing in people and projects that make a positive difference.

Why it matters

Thomson Reuters operates on a global scale and relies on local relationships and resources for support. When we improve our communities, we can improve the lives of our current and future workforce, as well as the lives of our customers. By seeking worthy causes to support and inviting collaboration and open communication, we can help our communities grow and succeed with us.

How we deliver

We collaborate with our colleagues and partners to support our communities and encourage charitable work. This means we:

•	Listen to the concerns of community members and work together on solutions
•	Connect Thomson Reuters to charitable causes only with prior approval
•	Reward our colleagues’ commitment to serving communities through key programs and celebrate exceptional efforts in the community with Community Champion Grants
•	Offer all regular employees time off for volunteering consistent with regional or other policies that govern volunteering
•	Ensure all in-kind donations, such as equipment, are approved by our Tax and Finance departments
•	Have a program that matches employees’ qualifying personal charitable giving and fundraising efforts
•	Offer a Volunteer Grants program where employees who volunteer more than 20 hours per year for a nonprofit can access a charitable grant

If you have a community cause or event you think the company might be interested in supporting, contact Corporate Responsibility & Inclusion.

Community Investment on the Hub
Volunteering Policy
Community Support Policy

62	Contributing to our communities

What is corporate responsibility and inclusion?

We all have a shared responsibility to do business in ways that respect, protect and benefit our customers, employees, communities, suppliers and environment. Our approach to corporate responsibility and inclusion encompasses diversity and inclusion, community investment, and sustainability and is embedded in every part of our organization, impacting how we work with all of our stakeholders as a responsible business.

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Participating in the political process

We are trusted to . . .

…support and respect each other’s individual right to take part in political activities while keeping Thomson Reuters separate from any political activity.

Why it matters

The political process can be an effective way to create positive change in our world. However, rules regarding companies’ political donations are strict in most countries where Thomson Reuters operates. Therefore, we must make sure Thomson Reuters is not mistakenly connected to any political group or activity. This is especially important for our news operations, which our Trust Principles dictate must remain free from political bias, both in appearance and in practice. Just as the Trust Principles apply to all Thomson Reuters employees and not journalists alone, so too does the obligation for all of us to ensure that the company is not improperly linked to any particular political group or activity.

How we deliver

Although we encourage employees to responsibly participate in politics and civic matters as individuals, Thomson Reuters does not support any political party, candidate, group or religion (i.e., any “political cause”).

This means the company:

•	Never makes contributions to any political cause as a company
•	Never requires any employee to contribute to, support or oppose any cause
•	Does not express a preference for or support, directly or indirectly, any political cause or take sides in international conflicts or disputes
•	Is careful not to align Thomson Reuters or its businesses with any political cause or with a particular side in any dispute
•	Obtains prior approval from a company lawyer before taking an external position on advocacy – for example, joining a business consortium on a particular initiative

Lobbying

At times, we may discuss with government officials various issues and topics that could impact our business, regulators and politicians. When these discussions focus on the possible impact of proposed laws, rules or regulations on our business, we adhere to the Trust Principles and obtain prior approval from a company lawyer before taking an external position on potential legislation. If we do take a position, we clearly identify ourselves as lobbyists and follow all applicable lobbying laws, restrictions and regulations.

64	Participating in the political process

Personal political activity

If we plan to campaign for or serve in political office as individuals, we are careful to separate ourselves from Thomson Reuters in these efforts. This means we:

•	Notify a company lawyer about plans to run for office and excuse ourselves from any political matters involving Thomson Reuters
•	Do not pressure or influence co-workers, customers or business partners whom we know through our job at Thomson Reuters in ways related to our own personal political activity
•	Do not reimburse employees or increase compensation to make up for personal political contributions
•	Abide by laws and regulations in those states and countries that limit political contributions by employees or their family members
•	Take special care to make it clear that our political activities and expressed political views are personal and not those of Thomson Reuters – especially if our business unit does business with a governmental entity

Supplemental policies

Be aware that some of us in certain jobs may have supplemental policies regarding lobbying and personal political activity.

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Seek Help: Helpful contact information

General Contacts for External Inquiries (Including Investor and Media Relations)

On TR.com: https://www.thomsonreuters.com/en/contact-us.html

Human Resources Representatives, Thomson Reuters Lawyers and Communications Representatives

If you do not know how to contact your local Human Resources representative, a Thomson Reuters lawyer who supports your business or your local Communications representative, please review the list below. You also can find contact information and additional policies and procedures in the “Resources” section of the Hub.

Code of Business Conduct and Ethics

On the Hub: https://thehub.thomsonreuters.com/ groups/code-of-businessconduct-and-ethics

On TR.com: http://ir.thomsonreuters.com/ phoenix. zhtml?c=76540&p=irol-govconduct

Business Conduct and Ethics Hotline

On the Hub: https://thehub.thomsonreuters.com/ groups/business-conductand-ethics-hotline

Telephone: + (1) 877.373.8837 (outside of the United States and Canada, dial your country access number first to dial toll-free)

Web Form: http://www.thomsonreuters.ethicspoint.com

Legal / Compliance Policies, Tools and Resources

On the Hub: https://thehub.thomsonreuters.com/ groups/legal-andcompliance-policies-tools-and-resources

Corporate Legal Department

E-mail: legal@thomsonreuters.com

Enterprise Compliance

E-mail: enterprisecompliance@thomsonreuters.com

Regulated Entities (F&R Compliance)

On the Hub: https://thehub.thomsonreuters.com/ groups/fr-compliance

E-mail: frcompliance@thomsonreuters.com

Human Resources Contacts for Employees and Managers

On the Hub: https://thehub.thomsonreuters.com/ docs/DOC-2058275

Corporate Compliance and Audit Department

E-mail: corporatecompliance@thomsonreuters.com

Information Security Risk Management

E-mail: infosecriskmanagement@thomsonreuters.com

Privacy Office

E-mail: privacy.issues@thomsonreuters.com

Records & Information Governance

E-mail: recordsmanagement@thomsonreuters.com

Global Service Desk

On the Hub: https://thomsonreuters.service-now.com/

sp/?id=index

Global Security

E-mail: globalsecurity@thomsonreuters.com

Security Operations Center (Security Emergencies)

Telephone:	EMEA: Americas: APAC:	+44 (0)20 7542 5660 +1 646 223 8911 / 8912 +91 806 6677 2200

E-mail: gsoc@tr.com

Web Form: https://thomsonreuters.ethicspointvp.com/ custom/thomsonreuters/en/sec/

Facility Service Requests

On the Hub: https://thehub.thomsonreuters.com/ docs/DOC-770619

Environmental Health and Safety

E-mail: thomsonreuters.healthandsafetydepartment@ thomsonreuters.com

Corporate Responsibility

E-mail: corporate.responsibility@thomsonreuters.com

Social Media Team

E-mail: CorporateSocialMediaTeam@thomsonreuters.com

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66	Seek Help: Helpful contact information

Legal notice

This Code serves as a reference to you. Thomson Reuters reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time, with or without notice. Thomson Reuters also reserves the right to interpret this Code and these policies in its sole discretion as it deems appropriate.

Neither this Code nor any statements made by any employee of Thomson Reuters, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at Thomson Reuters, establish conditions of employment, or create an express or implied employment contract of any kind between employees and Thomson Reuters. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

The version of this Code that appears online at www.thomsonreuters.com may be more current and up-to-date and supersedes any paper copies or previous versions should there be any discrepancy between paper copies, previous versions and what is posted online.

THOMSON REUTERS

www.thomsonreuters.com

Legal notice	67

Internal: https://thehub.thomsonreuters.com/groups/ code-of-business-conduct-and-ethics External: http://ir.thomsonreuters.com/phoenix. zhtml?c=76540&p=irol-govConduct
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